KRYS BOYLE, P.C.
                                Attorneys at Law
                            Suite 2700 South Tower
Telephone                   600 Seventeenth Street                 Facsimile
(303) 893-2300              Denver, Colorado  80202           (303) 893-2882



                                August 5, 2005


United States Securities and
  Exchange Commission
Division of Corporation Finance
Attn:  Max A. Webb, Assistant Director
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

    Re:  Odyssey Marine Exploration, Inc.
         Amendment No. 1 to the Form 10-KT
         Filed June 17, 2005
         SEC File No. 1-31895

Dear Mr. Webb:

     This letter will serve as a response and/or explanation with respect to the comments in your letter dated July 25, 2005 (the "Comment Letter") regarding Odyssey Marine Exploration, Inc. ("Odyssey," the "Company" or the "Registrant"). The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

Form 10-K Filed June 17, 2005, as amended
-----------------------------------------

Description of Business, page 3
-------------------------------

     1.  Please identify the four customers you reference on page 10.

     The Company has filed a further amendment to its Form 10-KSB to add the names of the four customers, as requested.

Consolidated Statements of Cash Flows
-------------------------------------

     2. We note your response to our prior comment number 13 in which you explain the terms of the transaction in which certain convertible loans were converted into common shares. Please confirm that you will include disclosures similar to those provided in your response to our prior comment in the notes to your financial statements in future filings. We believe these disclosures are necessary in order to understand the terms under which your convertible loans were converted into common shares. Also, your statement of changes in stockholders' equity should also be revised to include separate disclosures of such transactions, rather than including them in the caption, common stock issued for cash. Please confirm that you will provide such disclosures in future filings, where applicable.

     On behalf of the Company, this will confirm that we will provide disclosures similar to those provided in response to prior Comment No. 13 in future filings. In addition, in the future we will include separate disclosures of such transactions in the our statement of changes in stockholders equity instead of including them in the caption "common stock issued for cash."

Other
-----

     As noted in our prior letter, we urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

     * the company is responsible for the adequacy and accuracy of the disclosures in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	Attached hereto is the requested written statement from the Company.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

                               * * * * * * * * * *

     If you have any additional questions or comments, or if you would like us to provide any additional information, please contact me immediately.

                                 Sincerely,

                                 KRYS BOYLE, P.C.



                                 By: /s/ Jon D. Sawyer
                                     Jon D. Sawyer


cc: Odyssey Marine Exploration, Inc.
Attachment









                        ODYSSEY MARINE EXPLORATION, INC.
                            5215 W. Laurel Street
                             Tampa, Florida 33607

                                August 5, 2005



United States Securities and
  Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549


Ladies and Gentlemen:

	On behalf of Odyssey Marine Exploration, Inc. (the "Company"), please be advised that in connection with the Company's responses to the staff's comments the Company acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                   ODYSSEY MARINE EXPLORATION, INC.


                                   By: /s/ John C. Morris
                                      John C. Morris, President